Exhibit 77(d)

Policies with Respect to Security Investments

On or about August 6, 2012, ING Intermediate Bond Portfolio’s non-fundamental investment policy was revised. The new non-fundamental investment policy is included below:

The Portfolio normally invests at least 80% of its net assets (plus borrowings for investment purposes) in a portfolio of bonds, including but not limited to corporate, government and mortgage bonds, which, at the time of purchase, are rated investment grade (for example, rated at least BBB- by Standard & Poor’s Rating Services or Baa3 by Moody’s Investors Service, Inc.) or have an equivalent rating by a nationally recognized statistical rating organization, or of comparable quality if unrated. An underlying fund’s investment in bonds or its investments in derivatives and synthetic instruments that have economic characteristics similar to the above investments, and the Portfolio’s investment in derivatives and synthetic instruments that have economic characteristics similar to the above investments may be counted toward satisfaction of the 80% policy.